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                                                                  EXHIBIT 99(D)

September 4, 1997


Mr. Jerry P. Johnson
1601 Francisco Drive
El Dorado Hills, CA 95762


Dear Jerry:

OSI is pleased to confirm our offer of employment to you for the position of Chief Technology Officer in our Folsom location reporting to Tom Johnson and Dick Vento. Your start date will be September 2, 1997. In this position, your base salary will be $7,292 paid semi-monthly, which equates to $175,000 per year.

You will receive a signing bonus of $40,000 (less normal withholdings and deductions). The bonus is to be paid when the company is profitable and after payment of all other employee bonuses.

In addition, you will be eligible to receive incentive compensation earnings up to 25% of your base salary at target performance. 33% of target incentive earnings may be paid semi-annually based upon completion of individual performance objectives mutually agreed upon in writing between yourself and your management. The balance of your incentive earnings, or 67% of target incentive compensation, will be based upon corporate financial performance defined by the Board of Directors and OSI executive management and will be paid on an annual basis. All incentive compensation will be based upon base earnings for the period between your hire date and the end of OSI's fiscal year.

Upon hire, OSI will grant 250,000 stock options of OSII common stock priced at Fair Market Value on the day the Board of Directors approves the option grant. Options vest over 4 years from the date of grant in accordance with the following schedule: 25% of the Shares subject to the Option shall vest twelve
(12) months after the Vesting Commencement Date, and 1/48 of the Shares subject to the Option shall vest each month thereafter provided the employee is in active service with OSI.

A performance review will be given after a three month New Employee Introductory Period with performance evaluations conducted annually thereafter in accordance with our standard policy.

Your insurance benefits will become effective on the first day of the month following the completion of 30 calendar days of employment based upon your hire date. During your first year of employment you will earn three weeks of vacation/sick time in accordance with our
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Jerry P. Johnson
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policy. Based upon OSI's success and profitability, a discretionary contribution may be placed in the OSI Profit Sharing Program at the end of each fiscal year in accordance with the plan guidelines and eligibility requirements (completion of 90 days of employment and over 1000 hours of service in the plan year July 1 through June 30.) Additionally, you may choose to contribute any amount up to a specified tax limit of before tax compensation to the OSI 401(k) program. You may also participate in the Employee Stock Purchase Plan beginning with the earliest eligible enrollment date of either May 1st or November 1st.

You will need to agree to the terms of and sign the attached Employee Invention agreement. Other such agreements may be required on a per client basis and you will be expected to approve it in order to work on that client's project. In accordance with the Immigration and Naturalization Act of 1986, this offer is made contingent upon your ability to provide proof of your right to work in this country and completion of INS Form I-9. Your employment shall be governed by the traditional legal principals of employment at will, and either you or OSI have the right at anytime to terminate the employment relationship with or without notice and with or without cause. OSI will provide salary continuation for a period of one year if at any time you are involuntarily terminated, other than for cause. In addition, stock vesting will continue one year. Except for the employment at will relationship, OSI reserves the right to modify job assignments, wages, hours and working conditions for any employee at any time.

We are eager for you to join us and encourage you to accept this rewarding and challenging opportunity. We would appreciate your signing this letter below and returning it to me along with the signed Employee Invention agreement and the completed Form I-9 as soon as possible. Please return copies of supporting identification(s) specified on the Form I-9 or be prepared to provide them on your first day of employment.

This letter contains all details relating to the agreed offer of employment. No OSI person has the authority to modify or add new terms or conditions without the signed approval of an officer of the Corporation. Please feel free to contact me at (916) 353-2590 x4701 if you have any questions. This offer will be rescinded within seven working days if no reply is received.



Sincerely,                                      Accepted by:



____________________________                    _____________________________
BECKY WAGNER                                    JERRY P. JOHNSON       Date
Director of Human Resources

BW/Klh